LANEAXIS, INC.

(a Delaware corporation)

Financial Statements and Independent Auditor's Report

for the calendar years ended

December 31, 2022 and 2021

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

October 4, 2023

To: Board of Directors, LANEAXIS, INC.
Attn: Rick Burnett
Re: 2022 and 2021 Financial Statement Audit

We have audited the accompanying consolidated financial statements of LANEAXIS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2022 and 2021, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Critical Audit Matters

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

October 4, 2023

LANEAXIS, INC.
BALANCE SHEET
As of December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	2022	2021
Current Assets		
Cash and cash equivalents	$ 482,897	$ 2,590,189
Accounts receivable	2,015,000	0
Total current assets	2,497,897	2,590,189
Property and equipment, net	54,251	5,538
Intangible assets, net	1,643,511	1,814,205
Total Assets	**$ 4,195,659**	**$ 4,409,932**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Interest payable	50,099	42,499
Convertible notes and credit line payable – current portion	190,000	190,000
Total Current Liabilities	240,099	232,499
Total Liabilities	240,099	232,499
SHAREHOLDERS' EQUITY		
Common Stock (50,000,000 shares of $0.0001 par value per share, authorized, 34,562,607 and 34,562,607 shares issued and outstanding as of December 31, 2022 and 2021, respectively)	3,456	3,456
Preferred Stock (2,000,000 shares of $0.0001 par value per share, authorized; Series A Preferred Stock, $0.0001 par value per share, 1 shares authorized, 1 and 1 shares issued and outstanding as of December 31, 2022 and 2021, respectively)	-	-
Additional paid-in capital	8,557,640	8,540,376
Subscriptions received for shares not yet issued	718,468	
Retained earnings, less distributions	(5,324,004)	(4,366,399)
Total Shareholders' Equity	3,955,560	4,177,433
Total Liabilities and Shareholders' Equity	**$ 4,195,659**	**$ 4,409,932**

LANEAXIS, INC.
STATEMENT OF OPERATIONS
For Years Ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Revenues	$ 3,078,196	$ 1,974,762
Operating expenses		
General and administrative	1,297,932	1,033,907
Research and development	2,217,997	1,372,162
Sales and marketing	342,787	375,251
Total operating expenses	3,858,716	2,781,320
Net Operating Income (Loss)	(780,520)	(806,558)
Depreciation and amortization (expense)	(177,102)	(177,102)
Interest income (expense)	17	48
Other income	0	62,754
Tax provision (benefit)	0	0
Net Income (Loss)	$ (957,605)	$ (920,858)

LANEAXIS, INC.
STATEMENT OF SHAREHOLDER EQUITY
For Years Ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock					
	# of shares	$	Additional Paid-In Capital	Subscriptions Received for Unissued Shares	Retained Earnings	Total Shareholder Equity
Balance as of January 1, 2021	**29,485,653**	**$ 2,949**	**$ 5,026,767**	**$ 0**	**$ (3,445,541)**	**$ 1,584,175**
Issuance of shares, net of offering costs of $136,314	5,076,954	508	3,614,810			3,615,318
Founder's reduction of capital			(101,202)			(101,202)
Net loss					(920,858)	(920,858)
Balance as of December 31, 2021	**34,562,607**	**$ 3,456**	**$ 8,540,376**	**$ 0**	**$ (4,366,399)**	**$ 4,177,433**
Capital contributions				718,468		718,468
Founders increase in capital			17,264			17,264
Net loss					(957,605)	(957,605)
Balance as of December 31, 2022	**34,562,607**	**$ 3,456**	**$ 8,557,640**	**$ 718,468**	**$ (5,324,004)**	**$ 3,955,560**

LANEAXIS, INC.
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Operating Activities		
Net Income (Loss)	$ (957,605)	$ (920,858)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: Depreciation and amortization	177,102	177,102
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(2,015,000)	109,770
Increase (Decrease) in accounts payable	0	(120,977)
Increase (Decrease) in interest payable	7,600	(871)
Net cash used in operating activities	(2,787,903)	(755,834)
Investing Activities		
Costs of fixed and intangible assets	(55,121)	0
Net cash used in investing activities	(55,121)	0
Financing Activities		
Proceeds from / (repayment of) notes payable	0	(210,000)
Forgiveness of PPP loan	0	(20,942)
Costs of offering	0	(136,314)
Founder contribution (distribution)	17,264	(101,202)
Proceeds from share issuances	718,468	3,751,632
Net cash provided by financing activities	735,732	3,283,174
Net change in cash and cash equivalents	(2,107,292)	2,527,340
Cash and cash equivalents at beginning of period	2,590,189	62,849
Cash and cash equivalents at end of period	$ 482,897	$ 2,590,189
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	$ 0	$ 0

LANEAXIS, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ended December 31, 2022 and 2021

NOTE 1 – NATURE OF OPERATIONS

LANEAXIS, INC. (which may be referred to herein as the "Company", "we," "us," or "our") was incorporated in Delaware on June 4, 2015. The Company is a software company leveraging patented technology to eliminate phone calls, faxing, emails and other outdated processes from the supply chain industry. The LaneAxis Professional Trucker App integrates directly with the carrier portal and provides free truck specific navigation, in app messaging to carriers/shippers and opportunities to direct access of loads.

The Company is still in an early development stage and has relied on securing loans, funding from share and note issuances and proceeds from product sales. As of December 31, 2022, the Company has produced negative cash from the operations of the business; however the Company completed a fundraising round that provides the Company with cash for at least the next 12 months. If the Company exceeds its projected burn rate or cost calculations and cannot secure additional capital and/or on the terms acceptable to the Company, if at all, it may be required to cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2022, the Company faced economic uncertainty due to the economic conditions, including rising inflation and interest rates, in the United States.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 and 2021, the Company had $482,897 and $2,590,189 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets
The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company has not recorded any impairment of intangible assets as of December 31, 2022.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's intends to derive revenue with end user licensing and services of the Company's app. The Company has also had numerous contracts with an affiliate company, AXIS Token International, Ltd. ("ATI"), which is owned by Rick Burnett, the Chief Executive Officer and Director and significant stockholder of the Company, and Mason Burnett, the Chief Operating Officer and a Director of the Company, totaling approximately $2,300,000 for the year ended 2022. The Company believes that these amounts are reasonably collectible as ATI intends to liquidate some of its token holdings in 2023 to satisfy the outstanding invoices of the Company.

Accounts Receivable
The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04").* ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"),* which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"),* as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when

calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – FIXED AND INTANGIBLE ASSETS

As of December 31, 2022 and 2021, property and equipment, net of accumulated depreciation consists of the following balances:

	2022	2021
Beginning balance	$ 5,538	$ 9,016
Add: Computer equipment purchases	52,191	0
Less: Current year depreciation expense	(3,478)	(3,478)
Ending balance	**$ 54,251**	**$ 5,538**

Accumulated depreciation for property and equipment for the fiscal years ended December 31, 2022 and 2021 totaled $15,331 and $11,853, respectively.

NOTE 4 – INTANGIBLE ASSETS

The components of the Company's intangible assets consist of the following definite-lived assets:

	2022	2021
Beginning balance	$ 1,814,205	$ 1,987,829
Add: Capitalized costs	2,930	0
Less: Amortization expense	(173,624)	(173,624)
Ending balance	**$ 1,643,511**	**$ 1,814,205**

Accumulated amortization for the fiscal years ended December 31, 2022 and 2021 was $963,781 and $790,157, respectively.

NOTE 5 – INCOME TAX PROVISION

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2022, the Company had federal net operating loss ("NOL") carryforwards which can be used to offset up to 80 percent of a future year's taxable income. Utilization of some of the federal NOL

carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022 and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022 and 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

NOTE 6 – EQUITY

Common Stock

The Company's authorized share capital as of December 31, 2022 consisted of 50,000,000 shares, $0.0001 par value per share, designated as common shares. As of December 31, 2022 and 2021, 34,562,607 and 34,562,607 of common shares were issued and outstanding, respectively.

In August 2022, the Company launched its Regulation A+ public offering of the shares of its common stock at an offering price of $2.10 per share, pursuant to the Company's Offering Statement on Form 1-A, as amended, filed by the Company with the U.S. Securities and Exchange Commission (the 'SEC") and which was qualified by the SEC on August 4, 2022 (the "Reg A Offering"). As of December 31, 2022, the Company has sold $718,468 worth of commitments to its common stock in the Reg A Offering but has yet to issue those shares of the Company's common stock. Upon qualification of the Company's post-effective amendment to Form 1-A related to the Reg A Offering, of which this Offering Circular forms a part, the Company intends to continue the Reg A Offering as described in the Post-Effective Amendment.

Preferred Stock

The Company's authorized share capital as of December 31, 2022 consisted of 2,000,000 shares, $0.0001 par value per share, designated as preferred shares. In June 2020, the Company designated one share of preferred stock as "Series A Preferred Stock." The one share of preferred stock was issued to Rick Burnett, the Company's Founder, Chief Executive Officer and a Director, in June 2020. The Series A Preferred Stock share is not convertible into shares of the Company's common stock, does not entitle the holder to any economic interests and solely provides the holder with voting power equivalent to the number of votes equal to the total number of shares of common stock outstanding as of the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company and entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Company. One (1) share

and one (1) share of Series A Preferred Stock is issued and outstanding as of December 31, 2022 and 2021, respectively.

Other Issuances and *Repayment of Debt*
In June 2020, the Company issued approximately 7.7 million shares of its common stock to certain consultants, service providers and related parties in consideration of various services provided by certain consultants, service providers and related parties to the Company, as private issuances exempt from registration under in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506 promulgated under Regulation D under the Securities Act, the proceeds of which were used as working capital. As part of such issuance, the Company issued (i) approximately 4.5 million shares of common stock to Rick Burnett, the Company's Founder, Chief Executive Officer and a director, in consideration of Mr. Burnett's assignment of all patents, trademarks and intellectual rights related to the Company's business to the Company, true up for the conversion of previously loaned funds and other consideration provided to the Company for a total value of $2,086,000 based on the same conversion formula (two times the principal loan amount) as was subsequently provided to other noteholders of the Company, at a price of $0.41 per share, and for providing services to the Company as its Chief Executive Officer and as a member of the Company's Board of Directors, and (ii) 1 million shares of common stock to Mason Burnett, a key consultant (currently the Company's Chief Operating Officer) and a director of the Company, for his services and contributions to the Company related to the creation of the blockchain tokenized network ,which the Company believes considerably increased the value of its intellectual property, and for providing services to the Company as a member of its Board of Directors.

In 2021, the Company raised another approximately $4,931,000 in gross proceeds by issuing 4,482,548 shares of common stock to investors in an offering pursuant to Regulation CF.

On April 4, 2022, the Company filed its Offering Statement on Form 1-A under the Securities Act with the SEC, which was qualified by the SEC on August 4, 2022. Pursuant to such Offering Statement, in August 2022, the Company launched its offering of shares of its common stock in a securities offering intending to be exempt from registration under the Securities Act in reliance on Regulation A+ promulgated thereunder (the "Regulation A Offering"). As of September 30, 2023, the Company issued an aggregate of 1,032,652 shares of common stock, consisting of: (i) 794,348 shares of common stock; and (ii) 238,304 bonus shares, for gross proceeds of $1,668,130.80, in the Regulation A Offering.

NOTE 7 – DEBT

As of December 31, 2022, the outstanding balance of the Company's convertible note is $190,000. The entire balance was classified as current.

In 2020 and 2021, the Company received a loans in the amount of approximately $41,833 pursuant to the Paycheck Protection Program of the CARES Act. The Company has applied for and received confirmation that these loans have been forgiven in 2021.

NOTE 8 – RELATED PARTY TRANSACTIONS

During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a related party shareholder. The interest rate is 12 percent (12%) per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31, 2022, this loan remains outstanding.

As this transaction is with a party related to the Company, there is no guarantee that the terms are arm's length.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company did not enter into any material operating leases as of December 31, 2022 and 2021.

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. Currently, the Company is subject to litigation from a former contractor of the Company who asserts that it and its affiliates are entitled to be issued by the Company an additional 6.5 million shares of common stock and options to purchase 6.5 million shares of common stock at an exercise price of $0.20 per share, in each case earned in exchange for the performance of services. Sellers prepared the financials for the 2019 Reg CF. Sellers has not been involved or had any communication with anyone and has not had any service for the Company since 2019. The Company intends to cease its efforts in pursuing and defending this litigation. The outcome of this litigation will likely result in a judgment against the Company and Mr. Burnett, such that Sellers will succeed in his efforts and the relief sought by him in this action; to wit, Mr. Sellers' complaint alleges multiple causes of action against the Company and Mr. Burnett including breach of promissory note (plus interest) and issuance of allegedly agreed to shares of the Company's common stock and options to purchase the Company's common stock in the amounts stated in the complaint. Plaintiff is also seeking other damages, which shall be determined at trial, if any, plus interest, attorneys' fees and costs and other such relief as the court may award.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The accompanying financial statements do not include any adjustments that might result from uncertainty that the Company may not be able to continue as a going concern if it exhausts its cash resources pursuing profitable operations.

NOTE 11 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
As of September 30, 2023, the Company issued an aggregate of 1,032,652 shares of common stock, consisting of: (i) 794,348 shares of common stock; and (ii) 238,304 bonus shares, for gross proceeds of $1,668,131, in the Regulation A Offering which includes proceeds received in 2022.

Management's Evaluation
Management has evaluated subsequent events through October 4, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.